FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 25, 2005

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Items

1.	Press release dated July 25, 2005

The information contained in this report is incorporated by reference into Registration Statement No. 333-111779.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: July 25, 2005	By: /s/ Bruno Nieuwland

	Name:	Bruno Nieuwland
	Title:	Chief Financial Controller

By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
 July 25, 2005

MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES RESULTS
FOR THE PERIOD ENDED JUNE 30, 2005

  21% increase in Revenues for Q2 05 to $261.4m (Q2 04: $215.2m)*
  14% increase in EBITDA for Q2 05 to $122.2m (Q2 04: $107.5m)*
  Profit for Q2 05 of $4.9m (Q2 04: profit of $14.3m) (iv)
  Basic Earnings per common share for Q2 05 of $0.05 (Q2 04 Earnings per share: $0.17) (iv)

  24% increase in Revenues for the first half of 2005 to $530.3m (2004: $428.3m)*
  16% increase in EBITDA for the first half of 2005 to $248.7m (2004: $214.1m)*
  Loss for the first half of 2005 of $6.4m (2004: profit of $28.9m) (iv)
  Basic Earnings / (Loss) per common share of ($0.06) for the first half of 2005 (2004: $0.38) (iv)

New York, Stockholm and Luxembourg – July 25, 2005 – Millicom International Cellular S.A. (Nasdaq Stock Market: MICC, Stockholmsbörsen and Luxembourg Stock Exchange: MIC), the global telecommunications investor, today announces results for the quarter and six months ended June 30, 2005.

Financial summary for the quarters ended June 30, 2005 and 2004*

		June 30 2005	June 30 2004(iv)
				Change
Worldwide subscribers (i)
-	proportional cellular (ii)	5,836,160	4,421,185	32%
-	total cellular	7,205,649	6,372,367	13%

US$ ‘000
Revenues		261,381	215,215	21%

Operating profit before interest, taxes,		122,230	107,521	14%
depreciation and amortization, EBITDA(iii)

EBITDA margin		47%	50%	-

Profit for the period (iv)		4,877	14,323	-

Basic earnings per common share (US$) (iv)		0.05	0.17	-
Diluted earnings per common share (US$) (iv)		0.05	0.16	-

Weighted average number of shares (thousands)		98,750	86,094	-

Weighted average number of shares and
potential dilutive shares (thousands)		99,599	89,601	-

(i)	Subscriber figures represent the worldwide total number of subscribers of cellular systems in which Millicom has an ownership interest. Subscriber figures exclude divested operations.
(ii)	Proportional subscribers are calculated as the sum of Millicom’s percentage ownership of subscribers in each operation.
(iii)	EBITDA; operating profit before interest, taxation, depreciation and amortization, is derived by deducting cost of sales, sales and marketing costs, and general and administrative expenses from revenues
(iv)	Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment”
*	Figures exclude divested operations (and include Vietnam up to May 18th 2005), for financial results down to and including EBITDA

Marc Beuls, Millicom’s President and Chief Executive Officer stated:

“Millicom’s second quarter saw the end of our ten year BCC in Vietnam. As Vietnam represented a large part of Millicom’s results, we have produced a pro forma Profit and Loss statement excluding Vietnam and including our increased ownership in Honduras, in order to illustrate the ongoing position of the business. I am very pleased to say that these pro forma numbers showed revenue growth for Q2 2005 of 30% year on year and 7% quarter on quarter. EBITDA increased by 25% year on year and 11% quarter on quarter. These numbers show strong growth across Millicom’s operations, especially in Central America, which produced pro forma revenue growth of 12% from the first quarter of 2005. Central America is Millicom’s largest region, accounting for 36% of revenue and 38% of EBITDA for the year to date. In Pakistan, Paktel GSM is on schedule to reach the 1 million subscriber mark at the first anniversary of the launch of the GSM network and Paktel has established itself as a solid third operator in Pakistan. We are pleased with the launch of the Talya network in Tehran by RIC. This is the first step towards eventually obtaining ownership for Millicom in one of the most promising markets for mobile telephony. In Vietnam, the contacts continue with VMS/VNPT regarding a future cooperation but there is no indication of a potential deal yet.”

FINANCIAL AND OPERATING SUMMARY*

N.B.: Pro forma numbers for current and previous quarters exclude Millicom’s operation in Vietnam, where the BCC ended on May 18, 2005 and include Millicom’s joint venture in Honduras with a percentage ownership of 66.67%, to reflect the increase in ownership from 50% to 66.67% in May 2005.

Subscriber growth:

›	An annual increase in total cellular subscribers of 13% to 7,205,649, as at June 30, 2005

›	Pro forma annual increase in total cellular subscribers of 45%

›	An annual increase in proportional cellular subscribers of 32% to 5,836,160, as at June 30, 2005

›	Pro forma annual increase in proportional cellular subscribers of 48%

›	In the second quarter of 2005 Millicom added 685,049 net new total cellular subscribers and 591,993 proportional subscribers on a pro forma basis

›	Proportional prepaid subscribers increased by 53% to 5,439,224 as at June 30, 2005 from 3,562,341 as at June 30, 2004

›	Pro forma proportional prepaid subscribers increased by 53%

›	At July 22, 2005, managed subscribers in Iran amounted to 194,713

Financial highlights:

›	Revenues for the second quarter of 2005 were $261.4 million, an increase of 21% from the second quarter of 2004.

›	Pro forma revenues for the second quarter were $241.4 million, an increase of 30% from the second quarter of 2004.

›	EBITDA for the second quarter of 2005 was $122.2 million, an increase of 14% from the second quarter of 2004.

›	Pro forma EBITDA for the second quarter was $105.3 million, an increase of 25% from the second quarter of 2004.

›	Profit for the second quarter of 2005 was $4.9 million, compared to a profit of $14.3 million for the second quarter of 2004.

› Pro forma profit for the second quarter of 2005 was $2.5 million.

› Net debt excluding the 5% mandatory exchangeable notes amounts to $266.8 million.

› Cash and cash equivalents as of June 30, 2005 amounted to $620.4 million.

Capex was $43.2m for the second quarter and $93.1m for the six months ended June 30, 2005.

Total cellular minutes increased by 37% for the three months ended June 30, 2005 from the same quarter in 2004 and prepaid minutes increased by 48% in the same period. Total pro forma minutes increased by 47% and prepaid minutes by 54%.

On April 18, 2005, Millicom’s subsidiary Pakcom reached an agreement with the Pakistan Telecommunications Authority (PTA) for the renewal of its license for 15 years. The payment terms are similar to the terms agreed in 2004 by Paktel, Millicom’s other subsidiary in Pakistan. Pakcom will pay a license fee of $291 million, with 50% payable over three years and the remaining 50% payable over the following ten years. The first down payment for the license was made on April 18, 2005. Pakcom has reached agreement with the PTA with regard to the allocation of spectrum.

On May 25, 2005, Rafsanjan Industrial Complex (“RIC”) launched GSM services in greater Tehran. Millicom manages the network for 2 million prepaid customers on behalf of RIC.

On May 26, 2005 Millicom acquired additional shares in its joint venture Celtel in Honduras, bringing its ownership to two thirds of the total outstanding shares. Due to the presence of joint control, Celtel continues to be accounted for as a joint venture using proportional consolidation.

REVIEW OF OPERATIONS

SUBSCRIBER GROWTH

Compared with the reported figures for the first quarter of 2005, total subscribers decreased by 1,335,946 and proportional subscribers decreased by 123,930 in the second quarter, due to the end of the BCC in Vietnam. However, on a pro forma basis, Millicom’s worldwide operations added 685,049 net new total cellular subscribers in the second quarter of 2005. On a pro forma basis, Millicom added 591,993 proportional subscribers, bringing the number of proportional cellular subscribers as at June 30, 2005 to 5,836,160.

At June 30, 2005, Millicom’s total cellular subscriber base increased by 13% to 7,205,649 cellular subscribers from 6,372,367 as at June 30, 2004. The pro forma increase was 45%. Particularly significant percentage increases were recorded in Pakistan by Paktel (162%), Laos (104%), Senegal (81%) and Ghana (78%). Millicom’s proportional subscriber base increased to 5,836,160 as at June 30, 2005 from 4,421,185 as at June 30, 2004, an increase of 32%. On a pro forma basis, proportional subscribers increased by 48%.

Within the 5,836,160 proportional cellular subscribers reported at the end of the second quarter, 5,439,224 were prepaid subscribers. Prepaid subscribers currently represent 93% of both total and proportional cellular subscribers.

	Cellular Operations **

	Proportional (i) Subs as at June 30, 2005	Proportional (i) Subs as at June 30, 2004	Annualized Increase	Total Subs as at June 30, 2005	Total Subs as at June 30, 2004	Annualized Increase

South East Asia	439,949	328,268	34%	737,548	552,388	34%
South Asia	1,736,539	1,063,081	63%	1,923,088	1,271,138	51%
Central America	1,484,783	1,102,859	35%	2,063,247	1,523,790	35%
South America	1,034,673	754,900	37%	1,056,475	774,304	36%
Africa	1,140,216	682,220	67%	1,425,291	863,345	65%

Total Cellular Ops	5,836,160	3,931,328	48%	7,205,649	4,984,965	45%

**	Pro forma subscriber numbers. Quarterly subscriber numbers including Vietnam for previous quarters are given on p.14 of this statement.
(i)	Proportional subscribers are calculated as the sum of Millicom’s percentage ownership of subscribers in each operation.

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2005*

Total revenues for the three months ended June 30, 2005 were $261.4 million, an increase of 21% from the second quarter of 2004. The Central American market continued to perform strongly, producing a 44% increase in revenues from $70.7 million for the second quarter of 2004 to $101.7 million for the second quarter of 2005, with Guatemala producing growth of 58%. In South America, revenues increased by 26% to $33.4 million, marking a significant improvement in Bolivia and Paraguay, which produced revenue increases of 33% and 21% respectively compared to the second quarter of 2004.

Second quarter revenues for Africa were $48.0 million compared to $35.2 million in the second quarter of 2004, an increase of 36%. Revenues for South East Asia declined by 12% to $45.5 million over the same period, due to the end of the BCC in Vietnam in May 2005.

In South Asia, Millicom recorded revenue growth of 6% to $31.6 million, from $29.7 million in the second quarter of 2004. Paktel GSM has been performing well in a competitive market. The company has been growing its active GSM subscriber base from 386,966 at the end of the first quarter to 675,625 subscribers at the end of the second quarter with a monthly ARPU of approximately $5.

EBITDA for the three months ended June 30, 2005 was $122.2 million, an increase of 14% from the quarter ended June 30, 2004. EBITDA for Africa increased by 69% to $23.6 million in the second quarter of 2005 from $14.0 million in the second quarter of 2004. Central America recorded growth in EBITDA of 42% from the second quarter of 2004 to $51.1 million and the equivalent increase for South America was 35%, giving EBITDA of $13.8 million.

South Asia saw a decline in EBITDA in the second quarter of 2005 from the same period last year, to $6.4 million, due to increased sales and marketing costs relating to the GSM services in Pakistan, but an increase of 29% over last quarter. EBITDA for South East Asia was $27.5 million for the second quarter, a decrease of 15% from the same period in 2004.

The quarterly EBITDA margin for South Asia was 20% and for South East Asia was 60%. Central America recorded an EBITDA margin of 50% and for South America it was 41%. The EBITDA margin for Africa was 49%.

FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2005*

Total revenues for the first half of 2005 were $530.3 million, an increase of 24% from the first half of 2004. Revenues for Africa were $95.9 million, increasing by 43%. Revenues for Central America were $190.2 million, an increase of 36%, and for South America, revenues were $64.6 million, up 25%. In South East Asia revenues were $115.8 million and for South Asia, revenues were $61.3 million, up 8% and 2% respectively.

EBITDA was $248.7 million for the first half of 2005, an increase of 16% over the first half of 2004. Most notably Africa recorded a 64% increase to $44.8 million for the six months ended June 30, 2005. EBITDA for Central America for the first half of the year increased by 37% from the first half of 2004 to $95.5 million and increased by 31% for South America to $26.2 million.

EBITDA for South East Asia and South Asia were respectively $71.0 million and $11.4 million for the first half of 2005.

The Group EBITDA margin for the six months to June 30, 2005 was 47%, for Central America it was 50%, for South America 41%, for South East Asia 61%, for South Asia 19% and for Africa 47%.

Total cellular minutes increased by 39% for the first half of 2005 compared with the same period in 2004.

COMMENTS ON FINANCIAL STATEMENTS

The depreciation and amortization charge for the second quarter of 2005 of $59.0 million included $14.9 million in relation to Vietnam.

For the second quarter of 2005, write-down of assets includes an impairment charge on the Paktel analog equipment of $4.6 million due to the accelerated migration of subscribers to the GSM network.

For the second quarter of 2005, the decline in the Tele2 shares resulted in a valuation movement of ($43.3) million. This loss was mainly offset by the conversion to the US dollar of the 5% mandatory exchangeable Notes in Tele2 shares (‘the 5% Notes’) resulting in an exchange gain of $33.4 million and the valuation of the embedded derivative on the 5% Notes resulting in a fair value gain of $8.3 million.

Licenses mainly increased following the renewal of the Pakcom license recorded at the net present value of the $291 million future cash outflows payable over 13 years leading to a net present value of $218.8 million. The unpaid portion of the licenses is recorded under the captions “other non-current liabilities” and “other current liabilities”.

PRO FORMA STATEMENTS OF PROFIT AND LOSS

The following table presents Millicom’s pro forma consolidated statements of profit and loss on an ongoing basis, excluding Millicom’s operation in Vietnam for which the Business Cooperation Contract ended on May 18, 2005 and including Millicom’s joint venture in Honduras with a percentage ownership of 66.67%, in order to reflect the increase in ownership from 50% to 66.67% in May 2005.

Pro forma consolidated statements of profit and loss

for the three months ended June 30, 2005 and 2004

	Quarter ended June 30, 2005	Quarter ended March 31, 2005	Quarter ended June 30, 2004 (i)	Change from Q105	Change from Q204

	(Unaudited) US$ ’000	(Unaudited) US$ ’000	(Unaudited) US$ ’000

Revenues	241,413	225,117	185,439	7%	30%
Operating expenses
Cost of sales (excluding depreciation and		`
amortization)	(69,126)	(64,064)	(52,676)
Sales and marketing	(36,222)	(38,149)	(26,787)
General and administrative expenses	(30,775)	(28,768)	(22,042)
Other operating income	-	661	-

EBITDA	105,290	94,797	83,934	11%	25%
Corporate and license acquisition costs	(5,908)	(6,590)	(6,492)
Cost of stock options granted to directors and
employees	(893)	(615)	(463)
Write-down of assets, net	(4,958)	(6,529)	(84)
Depreciation and amortization	(44,375)	(38,910)	(32,146)

Operating profit	49,156	42,153	44,749
Gain (loss) on exchange and disposal of	1,303	222	200
investments
Valuation movement on investment in securities	(43,291)	(55,512)	(19,907)
Fair value result on financial instruments	8,352	26,225	19,647
Interest expense	(35,224)	(33,080)	(23,760)
Interest income	4,551	4,284	1,134
Exchange gain, net	30,711	19,819	994
Profit from associated companies	336	62	470

Profit before taxes	15,894	4,173	23,527
Taxes	(14,558)	(12,826)	(15,158)

Net Profit / (Loss) after taxes	1,336	(8,653)	8,369
Minority interest	1,214	(580)	(2,108)

Net Profit / (Loss) for the quarter	2,550	(9,233)	6,261

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” and IAS 1, revised,
“Presentation of Financial Statements”

Pro forma revenues for the three months ended June 30, 2005, were $241.4 million, an increase of 30% from the second quarter of 2004 and an increase of 7% from the first quarter of 2005.

Pro forma EBITDA for the three months ended June 30, 2005 was $105.3 million, an increase of 25% from the second quarter of 2004 and of 11% from the first quarter of 2005.

The pro forma EBITDA margin was 44% increasing from 42% in Q1 2005

APPOINTMENT OF A CHIEF FINANCIAL OFFICER

Millicom has recruited David Sach as Chief Financial Officer, starting September 1st, 2005. David started his career with Pricewaterhouse in New York and later in London. He then moved to The Thomson Corporation as VP and CFO of the Professional Publishing division in America. In 1995, David joined the EMI Group, first as VP Finance of EMI Music, then as Group Financial Controller. Before joining MIC, David worked for Equant as Senior VP Finance and Chief Accounting Officer, which he recently left after Equant was acquired by France Telecom.

David is a CPA and has a BSc in Accounting from the State University of New York.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in South East Asia, South Asia, Central America, South America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group’s cellular operations have a combined population under license of approximately 332 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls	Telephone:	+	352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone:	+	44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at www.millicom.com

CONFERENCE CALL DETAILS

A conference call to discuss the results will be held at 16:00 CET / 10:00 ET, on Monday, July 25, 2005. The dial-in numbers are: +44(0)20 7784 1004 or +1 718 354 1152 and participants should quote Millicom International Cellular. A live audio stream of the conference call can also be accessed at www.millicom.com. Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44(0)20 7784 1024 or +1 718 354 1112, access code: 3434946#.

APPENDICES

•	Consolidated statements of profit and loss for the three months ended June 30, 2005 and 2004
•	Consolidated statements of profit and loss for the six months ended June 30, 2005 and 2004
•	Consolidated balance sheets as at June 30, 2005 and December 31, 2004
•	Condensed consolidated statements of cash flows for the six months ended June 30, 2005 and 2004
•	Condensed consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2005 and for the year ended December 31, 2004
•	Quarterly analysis by cluster

     Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the three months ended June 30, 2005 and 2004

	Quarter ended June 30, 2005	Quarter ended June 30, 2004 (i)

	(Unaudited) US$ ’000	(Unaudited) US$ ’000

Revenues	261,381	216,049
Operating expenses
Cost of sales (excluding depreciation and amortization)	(69,748)	(57,415)
Sales and marketing	(37,653)	(27,706)
General and administrative expenses	(31,750)	(23,223)

EBITDA	122,230	107,705
Corporate and license acquisition costs	(5,908)	(6,492)
Cost of stock options granted to directors and employees	(893)	(463)
Write-down of assets, net	(4,958)	(84)
Depreciation and amortization	(59,020)	(42,092)

Operating profit	51,451	58,574
Gain on exchange and disposal of investments	1,303	200
Valuation movement on investment in securities	(43,291)	(19,907)
Fair value result on financial instruments	8,352	19,647
Interest expense	(35,250)	(24,061)
Interest income	5,820	1,488
Exchange gain (loss), net	30,662	(785)
Profit from associated companies	336	470

Profit before taxes	19,383	35,626
Taxes	(14,711)	(16,803)

Net Profit after taxes	4,672	18,823
Minority interest	205	(4,500)

Net Profit for the quarter	4,877	14,323

Basic earnings per common share (US$)	0.05	0.17

Weighted average number of shares
outstanding in the quarter (in thousands)	98,750	86,094

Profit for the quarter used to determine diluted earnings per
common share	4,877	14,472

Diluted earnings per common share (US$)	0.05	0.16

Weighted average number of shares and potential
dilutive shares outstanding in the quarter (in thousands)	99,599	89,601

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” and IAS 1, revised,
“Presentation of Financial Statements”

     Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the six months ended June 30, 2005 and 2004

	6 months ended June 30, 2005	6 months ended June 30, 2004 (i)

	(Unaudited) US$ ’000	(Unaudited) US$ ’000

Revenues	530,272	429,908
Operating expenses
Cost of sales (excluding depreciation and amortization)	(143,107)	(113,489)
Sales and marketing	(77,350)	(56,496)
General and administrative expenses	(61,773)	(45,428)
Other operating income	661	-

EBITDA	248,703	214,495
Corporate and license acquisition costs	(12,498)	(13,806)
Cost of stock options granted to directors and employees	(1,508)	(623)
Write-down of assets, net	(28,056)	(489)
Depreciation and amortization	(116,286)	(79,096)

Operating profit	90,355	120,481
Gain on exchange and disposal of investments	1,525	230
Valuation movement on investment in securities	(98,803)	(86,013)
Fair value result on financial instruments	34,577	71,347
Interest expense	(68,537)	(51,410)
Interest income	10,739	3,062
Exchange gain, net	50,355	13,639
Profit from associated companies	398	604

Profit before taxes	20,609	71,940
Taxes	(26,679)	(33,505)

Net Profit / (Loss) after taxes	(6,070)	38,435
Minority interest	(316)	(9,542)

Net Profit / (Loss) for the period	(6,386)	28,893

Basic earnings per common share (US$)	(0.06)	0.38

Weighted average number of shares
outstanding in the period (in thousands)	98,694	76,028

Profit for the period used to determine diluted earnings per
common share	(6,386)	30,110

Diluted earnings per common share (US$)	(0.06)	0.34

Weighted average number of shares and potential
dilutive shares outstanding in the period (in thousands)	98,694	89,369

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” and IAS 1, revised,
“Presentation of Financial Statements”

     Millicom International Cellular S.A.
Consolidated balance sheets
as at June 30, 2005 and December 31, 2004

	June 30, 2005	Dec 31, 2004(i)

	(Unaudited)

	US$ ’000	US$ ’000
Assets
Non-current assets
Intangible assets
Goodwill	54,488	37,702
Licenses, net	485,425	277,705
Other intangible assets, net	2,346	2,561
Property, plant and equipment, net	550,483	575,649
Financial assets
Investment in Tele2 AB shares	253,079	351,882
Investment in other securities	3,013	10,540
Investment in associates	4,338	2,220
Embedded derivative on the 5% Mandatory Exchangeable Notes	79,824	45,255
Pledged deposits	31,777	25,544
Deferred taxation	6,037	5,883

Total non-current assets	1,470,810	1,334,941

Current assets
Financial assets
Investment in other securities	15,364	15,327
Inventories	12,896	16,304
Trade receivables, net	114,992	141,972
Amounts due from joint ventures and joint venture partners	8,409	11,715
Amounts due from other related parties	2,216	2,067
Prepayments and accrued income	42,208	36,875
Other current assets	77,508	62,377
Pledged deposits	7,745	9,260
Time deposits	9,163	610
Cash and cash equivalents	620,411	413,381

Total current assets	910,912	709,888

Total assets	2,381,722	2,044,829

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” and IAS 1, revised,
“Presentation of Financial Statements”

     Millicom International Cellular S.A.
Consolidated balance sheets
as at June 30, 2005 and December 31, 2004

	June 30 2005	Dec 31, 2004(i)

	(Unaudited)
	US$ ’000	US$ ’000
Shareholders’ equity and liabilities
Shareholders’ equity
Share capital and premium (represented by 99,533,935 shares as of June 30, 2005)	464,013	513,782
Treasury stock (represented by 654,852 shares as of June 30, 2005)	(8,833)	(8,833)
4% Convertible Notes – equity component	39,109	-
Stock option compensation reserve	3,805	2,297
Legal reserve	13,577	13,577
Retained losses brought forward	(150,402)	(277,053)
Net Profit / (Loss) for the period / year	(6,386)	66,389
Currency translation reserve	(72,711)	(71,116)
Minority interest	42,626	43,351

Total shareholders’ equity	324,798	282,394

Liabilities
Non-current liabilities
10% Senior Notes	537,102	536,629
4% Convertible Notes – Debt component	159,606	-
5% Mandatory Exchangeable Notes – Debt component	315,681	365,006
Other debt and financing	124,227	124,267
Other non-current liabilities	364,862	194,774
Deferred taxation	38,745	39,216

Total non-current liabilities	1,540,223	1,259,892

Current liabilities
Other debt and financing	75,450	88,511
Trade payables	182,226	173,969
Amounts due to joint ventures	2,506	7,760
Amounts due to related parties	341	975
Accrued interest and other expenses	65,092	55,203
Other current liabilities	191,086	176,125

Total current liabilities	516,701	502,543

Total liabilities	2,056,924	1,762,435

Total shareholders’ equity and liabilities	2,381,722	2,044,829

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” and IAS 1, revised,
“Presentation of Financial Statements”

     Millicom International Cellular S.A.
Condensed consolidated statements of cash flows
for the six months ended June 30, 2005 and 2004

	June 30, 2005	June 30, 2004

	(Unaudited)	(Unaudited)
	US$ ’000	US$ ’000

Net cash provided by operating activities	162,396	114,605
Cash flow used by investing activities	(142,117)	(51,004)
Cash flow provided / (used) by financing activities	187,721	(40,660)
Cash effect of exchange rate changes	30	(501)

Net increase in cash and cash equivalents	207,030	22,440

Cash and cash equivalents, beginning	413,381	148,829

Cash and cash equivalents, ending	620,411	171,269

Millicom International Cellular S.A.
      Condensed consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2005 and for the year ended December 31, 2004

	June 30, 2005	Dec 31, 2004(i)

	(Unaudited)
	US$ ’000	US$ ’000

Shareholders’ equity as at January 1	282,394	(58,609)
Derecognition of negative goodwill on January 1	7,627	-
(Loss) / Profit for the period / year	(6,386)	66,389
Stock options scheme	1,508	1,852
Net proceeds of equity offering	-	203,616
Shares issued via the exercise of stock options	2,866	2,867
Equity component of 4% Convertible Bonds	39,109	-
Conversion of 2% PIK Notes	-	51,417
Movement in currency translation reserve	(1,595)	(1,918)
Minority interest	(725)	16,780

Shareholders’ equity	324,798	282,394

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” and IAS 1, revised,
“Presentation of Financial Statements”

Millicom International Cellular S.A.
Quarterly analysis by cluster

	05Q2	05Q1	04Q4	04Q3	04Q2
Total cellular subs

South East Asia	737,548	2,724,656	2,499,307	2,180,800	1,939,790
South Asia	1,923,088	1,677,299	1,458,846	1,300,977	1,271,138
Central America	2,063,247	1,859,130	1,697,036	1,537,904	1,523,790
South America	1,056,475	985,715	937,397	843,384	774,304
Africa	1,425,291	1,294,795	1,120,615	990,168	863,345

Total	7,205,649	8,541,595	7,713,201	6,853,233	6,372,367

- Vietnam	-	2,020,995	1,849,288	1,575,604	1,387,402
+ 16.67% of Honduras	-	-	-	-	-

Pro forma Total	7,205,649	6,520,600	5,863,913	5,277,629	4,984,965

Prop cellular subs

South East Asia	439,949	1,227,011	1,125,808	990,144	883,229
South Asia	1,736,539	1,474,479	1,246,132	1,083,736	1,063,081
Central America	1,484,783	1,251,121	1,149,299	1,049,491	1,037,755
South America	1,034,673	964,775	916,465	823,360	754,900
Africa	1,140,216	1,042,704	894,555	790,990	682,220

Total	5,836,160	5,960,090	5,332,259	4,737,721	4,421,185

- Vietnam	-	808,398	739,715	630,242	554,961
+ 16.67% of Honduras	-	92,475	81,669	70,541	65,104

Pro forma Total	5,836,160	5,244,167	4,674,213	4,178,020	3,931,328

Revenues (US$ ’000)

South East Asia	45,492	70,296	64,632	59,624	51,803
South Asia	31,611	29,704	24,889	28,006	29,746
Central America	101,652	88,592	87,899	77,660	70,691
South America	33,383	31,211	32,302	30,116	26,573
Africa	47,986	47,954	44,355	38,759	35,193
Other	1,257	1,134	1,609	1,122	1,209

Sub-total	261,381	268,891	255,686	235,287	215,215
Divested	-	-	-	585	834
Total	261,381	268,891	255,686	235,872	216,049

- Vietnam	24,457	49,594	44,711	41,746	35,308
+ 16.67% of Honduras	4,489	5,820	5,945	5,474	4,698
- Divested	-	-	-	585	834

Pro forma total	241,413	225,117	216,920	199,015	184,605

EBITDA (US$ ’000)

South East Asia	27,500	43,544	40,298	35,429	32,420
South Asia	6,397	4,955	4,908	12,421	14,983
Central America	51,136	44,331	44,695	40,987	36,134
South America	13,814	12,375	12,894	11,722	10,230
Africa	23,568	21,210	21,760	16,748	13,981
Other	(185)	58	(787)	101	(227)

Sub-total	122,230	126,473	123,768	117,408	107,521
Divested	-	-	-	186	184
Total	122,230	126,473	123,768	117,594	107,705

- Vietnam	19,554	34,863	29,634	28,995	26,607
+ 16.67% of Honduras	2,614	3,186	3,321	3,210	2,835
- Divested	-	-	-	186	184

Pro forma total	105,290	94,796	97,455	91,623	83,749